June 19, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James O’Connor
Christina DiAngelo Fettig

Re:	Nuveen New Jersey Dividend Advantage Municipal Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-194142

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on June 17, 2014, with respect to the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 filed on May 19, 2014 (the “Pre-Effective Amendment No. 1”), relating to the issuance of common shares and MuniFund Term Preferred Shares in connection with the proposed reorganizations of Nuveen New Jersey Investment Quality Municipal Fund, Inc. (“Investment Quality”), Nuveen New Jersey Premium Income Municipal Fund, Inc. (“Premium Income”) and Nuveen New Jersey Dividend Advantage Municipal Fund 2 (collectively with Investment Quality and Premium Income, the “Target Funds”) into the Acquiring Fund (collectively, the “Reorganizations”). The Acquiring Fund and Target Funds are referred to herein collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Pre-Effective Amendment No. 1. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please explain the adjustments to the Fee Table (relative to the Annual Report) with respect to preferred shares expense of each Fund.

Response: Please refer to Exhibit A.

(2)	Comment: Please modify the Board considerations disclosure as necessary to set forth the Board’s finding as to each factor considered in connection with its approval of the Reorganizations.

Response: The Board considerations state that the Board made the findings required by Rule 17a-8. The Registrant respectfully notes that neither Form N-14 nor Rule 17a-8 require disclosure of specific findings with respect to each individual factor considered by the Board. Accordingly, the Board record does not include such findings. Registrant has increased disclosure regarding the Board considerations, consistent with the minutes of the Board meeting.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/ Nathaniel Segal

EXHIBIT A

Acquiring Fund (NXJ)

On September 9, 2013, New Jersey Dividend Advantage (NXJ) redeemed all series of the Fund’s 2014 MTP Shares, at their $10.00 liquidation value per share plus dividend amounts owed. The Fund used the proceeds from its August 29, 2013 issuance of 450 Series 1 Variable Rate Demand Preferred Shares to qualified buyers in a private offering pursuant to Rule 144A of the securities Act of 1933 to redeem its 2014 MTP Shares.

The Fee and Expense Table has been restated to reflect this change in leverage. The expenses attributable to MTP Shares represented 1.27% (.98% of interest expense and (.29% of offering expense) in the 2013 Annual Report. The N-14 reflects the costs of the currently outstanding VRDP Shares in the amount of .54% (comprised of ,.38% of liquidity provider fees, .04% of remarketing expense, .01% of offering expense and .11 of estimated interest expense).

Investment Quality (NQJ) & Premium Income (NNJ) — Target Funds

During the fiscal year ended April 30, 2013, New Jersey Investment Quality (NQJ) and New Jersey Premium Income (NNJ) exchanged all of their outstanding Series 1 VRDP for an equal number of Series 2 VRDP.

For each Fund, an amount of $260,000 was included in the “Interest Expense and Amortization of Offering Costs” line item on the Statement of Operations in the Annual Report (which represented .08% of the .61% in preferred expenses included in the 2013 Annual Report for NQJ and .13% of the .67% amount for NNJ). Each refinancing (i.e., exchange of shares) was deemed a modification of debt and the “one-time” expenses associated with each modification were expensed as incurred. These expenses are not recurring and therefore excluded from the restated Fee and Expense Table included in the N-14. For each Fund, the Preferred Fees and Expenses in the Fee and Expense Table in the N-14 were increased by .05%, as a result of higher liquidity provider fees for Series 2 VRDP, and decreased by .02% as a result of estimated interest expense (based on current SIFMA rates) for the VRDP Series 2.

Dividend Advantage 2 (NUJ) — Target Fund

No restatements from 2013 Annual Report.

Combined Fund Pro Forma

The Fees on Preferred Shares and Interest and Related Expenses from Inverse Floaters reflects the impact of the various refinancings which result in an estimated leverage cost reduction of $1,097,294 from the amounts presented in the annual reports.

June 19, 2014

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen New Jersey Dividend Advantage Municipal Fund (the “Registrant”)

Registration Statement on Form N-14 8C

File Number: 333-194142

Dear Mr. O’Connor:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that were provided by the staff on June 17, 2014, with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 8C under the Securities Act of 1933, as amended, filed with the Commission on May 19, 2014.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

NUVEEN NEW JERSEY DIVIDEND ADVANTAGE MUNICIPAL FUND

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary

Nuveen New Jersey Dividend Advantage Municipal Fund – Tandy Letter